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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeVest Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Bay State Road
(No. and Street)

Belmont (City) MA (State) 02478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tommasina A Olson 6174892828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pratt William L.
(Name – *if individual, state last, first, middle name*)

1610 (Address) Main Street (City) So. Weymouth, MA (State) 02190 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11018329

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/11/2011

OATH OR AFFIRMATION

I, Tommasina J Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeVest Financial, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Tommasina J Olsen
Signature

President
Title

LILLIAN I. AYALA
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 3/10/2011

Lillian Ayala
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIFEVEST FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

CONTENTS

WILLIAM L. PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVAs

To the Board of Directors and Stockholders of
Lifevest Financial, Inc.

Independent Auditor's Report

We have audited the accompanying Statements of Financial Position of Lifevest Financial, Inc. (a Massachusetts Corporation) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lifevest Financial, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

William L. Pratt
Certified Public Accountant

South Weymouth, MA 02190
February 24th, 2011

LIFEVEST FINANCIAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash on Hand and in Banks	$ 7,009
TOTAL CURRENT ASSETS	7,009
OTHER ASSETS	
Organization Expense	9,778
Less: Accumulated Amortization	(8,173)
Net Property and Equipment	1,605
TOTAL ASSETS	8,614

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Corporate Taxes Payable	581
TOTAL CURRENT LIABILITIES	581
TOTAL LIABILITIES	581
STOCKHOLDERS' EQUITY	
Capital Stock - common, no par value	
Authorized 275,000 shares	
Issued and outstanding - 1000 shares	20,225
Retained Earnings	(12,192)
TOTAL STOCKHOLDERS EQUITY	8,033
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,614

See accompanying notes

LIFEVEST FINANCIAL, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2010

Revenue	
Management and Investment Advisory Income	$ 45,185
GROSS PROFIT	45,185
Operating Expenses	7,638
OPERATING INCOME	37,547
ADD - Other Income	
Interest Income	6
NET INCOME (LOSS) BEFORE TAXES	37,553
Current Corporation Income Taxes	(456)
NET INCOME (LOSS)	$ 37,097

See accompanying notes

LIFEVEST FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Capital Stock		Retained Earnings	Total Stockholders' Equity
	Common Shares	Amount	Amount	Amount
Balance at January 1, 2010	1,000	$ 20,225	$(10,438)	$ 9,787
Net Income			37,097	37,097
Shareholder (Withdrawal) Contributions			(38,851)	(38,851)
Balance at December 31,2010	1,000	$20,225	$(12,192)	$ 8,033

See accompanying notes

LIFEVEST FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 37,097
Adjustments to Reconcile Net Income (Loss) to Cash provided by Operating Activities:	
Amortization	1,956
Net Cash Provided By (Used In) Operating Activities	39,053
Net Cash Provided By (Used In) Financing Activities :	
Withdrawals by Member	(38,851)
Net Increase (Decrease) in Cash And Cash Equivalents	202
Cash And Cash Equivalents At January 1	6,807
Cash And Cash Equivalents At December 31	$ 7,009
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	0
Income Taxes	$ 581

See accompanying notes

LIFEVEST FINANCIAL, INC.
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2010

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Lifevest Financial, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Incorporation and Operation

Lifevest Financial, Inc. was incorporated on June 19, 2006 under Massachusetts laws. Located in Belmont, Massachusetts, their business is providing investor services to the the general public. The Company is a Broker-Dealer registered with the SEC and is a member of FINRA

Significant Accounting Policies: Basis of Accounting

The Company's policy is to prepare their financial statements on the accrual basis of accounting. Under that basis, revenues are recognized when earned rather than when incurred rather than when paid. Also, depreciation of fixed assets, accruals of payroll taxes and related liabilities, and other notes payable are reported on the financial statements.

Organization Costs

Organization costs are carried at cost. Amortization is provided for financial reporting purposes as having a five year life.

Income Taxes

When the Company was organized on June 19, 2006 the shareholders elected that the corporation be taxed under the S corporation rules. S corporations pass their income or losses through to the shareholders, accordingly, there is no income tax provision made for corporation taxes on these financial statements. The company has adopted the requirements under ASC 740-10 (FASB 48) effective January 1, 2010. As of December 31, 2010 there are no uncertain tax liabilities

LIFEVEST FINANCIAL, INC.
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2010

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure ot contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs for the year ended December 31, 2010 are $532.

SUPPLEMENTARY INFORMATION

LIFEVEST FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. Cash on Hand and in Banks

Cash on hand and in banks at December 31, 2010 is composed of the following balances:

Citizens Bank - Checking Account	$ 821
Citizens Bank - Saving Account	6,188
TOTAL	$ 7,009

2. Accounts Receivable

There was no accounts receivable at December 31, 2010.

Bad debts are recognized in the period when they are determined to be uncollectible; accordingly, no provision is made for future bad debts. Generally accepted accounting principles require that an allowance for doubtful accounts be recorded. The Company's history of bad debts indicates that there would be no material difference in using the direct write-off method and providing for bad debts

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT
1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVAs

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Lifevest Financial, Inc.

We have audited the accompanying financial statements of Lifevest Financial, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 24th, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William L. Pratt CPA
Certified Public Accountant

South Weymouth, MA 02190
February 24th, 2011

LIFEVEST FINANCIAL, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010

Advertising	$	532
Amortization		1,956
Dues and Subscriptions		216
Insurance		500
Licenses and Permits		150
Continuing Education		20
Penalties		100
Professional Fees		4,055
Registration Fees		109
TOTAL	$	7,638

See the accompanying accountants review report

LIFEVEST FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Net Capital	$	8,033
Deduct Stockholders Equity not allowable for Net Capital		(1,605)
Net Capital per above		6,428
Net Capital requirement		(5,000)
Excess Net Capital	$	1,428

No material differences exist between this report and the amounts reported on the December 31, 2010 unaudited filing of Part II or Part II A of the Focus report.

See accompanying notes

LIFEVEST FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C - 3-3 OF THE SECURITIES & EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Credit balances	$	0
Debit balances		0
Excess debits over credits	$	0
Required deposits		0
Excess as reported in Company's report	$	0

No material differences exist between this report and the amounts reported on the December 31, 2010 Focus report.

See accompanying notes

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT
1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVAs

Board of Directors
Lifevest Financial, Inc.

In planning and performing our audit of the financial statements of Lifevest Financial, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and the reserve required by rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

William L. Pratt
Certified Public Accountant